UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
ENTERPRISE GP HOLDINGS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
293716-10-6
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 29, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: Dan L. Duncan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		243,071

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		107,336,232 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		243,071

WITH:	10	SHARED DISPOSITIVE POWER:

107,336,232 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

107,336,232 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) While the Class C Units are currently non-voting and will remain non-voting until conversion in 2009, the Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D/A.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: Dan Duncan LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,162,804 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

25,162,804 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

28,889,077 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - limited liability company
(1) While the Class C Units are currently non-voting and will remain non-voting until conversion in 2009, the Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D/A.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: DD Securities LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,745,673 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

3,745,673

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,745,673

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - limited liability company
(1) Percentages calculated based on total outstanding Units, together with outstanding Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		71,860,405 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

71,860,405 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

71,860,405 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) While the Class C Units are currently non-voting and will remain non-voting until conversion in 2009, the Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D/A.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: DFI Holdings, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,162,804 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

25,162,804 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,162,804 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - limited liability company
(1) While the Class C Units are currently non-voting and will remain non-voting until conversion in 2009, the Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D/A.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: DFI GP Holdings L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,162,804 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

25,162,804 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,162,804 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) While the Class C Units are currently non-voting and will remain non-voting until conversion in 2009, the Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D/A.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: EPCO Holdings, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		71,860,405 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

71,860,405 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

71,860,405 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) While the Class C Units are currently non-voting and will remain non-voting until conversion in 2009, the Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D/A.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: EPCO, Inc. (formerly Enterprise Products Company) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		78,184,684 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

78,184,684 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

78,184,684 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

56.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) While the Class C Units are currently non-voting and will remain non-voting until conversion in 2009, the Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D/A.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class C Units.

Item 1. Security and Issuer.
          This Amendment No. 3 on Schedule 13D/A relates to the units (the “Units”) representing limited partner interests in Enterprise GP Holdings L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002, and updates the Schedule 13D originally filed by the Reporting Persons (defined below) with the Commission on September 9, 2005, as amended by Amendment No. 1 thereto, filed February 15, 2007, and Amendment No. 2 thereto, filed May 18, 2007 (as amended, the “Original Schedule 13D”).
Item 2. Identity and Background.
          Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:
          This Amendment No. 3 on Schedule 13D/A is being filed by Dan L. Duncan, a citizen of the United States of America residing in Houston, Texas (“Dan Duncan”), Dan Duncan LLC, a Texas limited liability company (“DD LLC”), DD Securities LLC, a Texas limited liability company (“DD Securities”), Duncan Family Interests, Inc., a Delaware corporation (“DFI”), DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), DFI GP Holdings, L.P., a Delaware limited partnership (“DFI GP Holdings”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), and EPCO, Inc., a Texas corporation (“EPCO”).
          This Amendment No. 3 reflects the issuance by the Issuer of an aggregate of 14,173,304 Class B Units (“Class B Units”) and 16,000,000 Class C Units (the “Class C Units”) of the Issuer to DFI and DFI GP Holdings, pursuant to a Securities Purchase Agreement dated as of May 7, 2007, by and among the Issuer, DFI and DFI GP Holdings (the “TEPPCO Purchase Agreement”). DFI Holdings is the general partner of DFI GP Holdings and a wholly owned subsidiary of DD LLC. This Amendment No. 3 also reflects the contribution by DFI of 4,421,326 Units to a new employee partnership, EPE Unit III, L.P., and the creation of a unit partnership, Enterprise Unit L.P., on February 20, 2008, that has purchased 40,800 Units through the date of this schedule.
          The 14,173,304 Class B units converted into common Units in July 2007. Also, in July of 2007, the Issuer issued 20,134,220 Units in a private placement.
          Dan Duncan, DD LLC, DD Securities, DFI, DFI Holdings, DFI GP Holdings, EPCO Holdings and EPCO are collectively referred to herein as the “Reporting Persons.”
          Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
          DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in the General Partner and in DFI Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in (i) the Issuer, (ii) DFI Holdings and (iii) other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
          DD Securities is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan. DD Securities’ principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

          EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner in its capacity as general partner of the Issuer. In addition, EPCO provides employees and management and administrative services to certain other entities, including (i) Enterprise Products Partners L.P., a publicly traded Delaware limited partnership, and its general partner, (ii) TEPPCO Partners, L.P., a publicly traded Delaware limited partnership, and its general partner and (iii) Duncan Energy Partners L.P., a publicly traded Delaware limited partnership, and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
          EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
          DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations, and its principal function is to directly and indirectly hold EPCO’s and EPCO Holdings’ equity interests in (i) the Issuer, (ii) Enterprise Products Partners L.P., (iii) TEPPCO Partners, L.P. and (iv) DFI GP Holdings. DFI’s principal business address and principal office address is 300 Delaware Avenue, Ste. 900, Wilmington, Delaware 19801.
          DFI Holdings owns a 1% general partner interest in DFI GP Holdings. DFI GP Holdings previously owned 100% of the membership interests in Texas Eastern Products Pipeline Company, LLC (“TEPPCO GP”). DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly and indirectly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana, 10th Floor, Houston, Texas 77002.
          Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings and DFI, and the managers and executive officers of DD LLC and DD Securities (collectively, the “Listed Persons”). DFI Holdings has no separate officers and is managed by its sole member, DD LLC.
          During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
          Item 3 of the Original Schedule 13D is hereby amended to add the following:
          On July 12, 2007, the 14,173,304 Class B units issued to affiliates of Mr. Duncan converted into common Units.
          During August of 2007, DD LLC purchased 19,400 Units on the open market at an average price of $38.41 per Unit. The source of funds used to purchase the 19,400 Units was cash on hand and borrowings under DD LLC’s margin brokerage account with Lehman Brothers Inc. Subsequently, the Units were contributed to DD LLC’s wholly-owned subsidiary, DD Securities, and DD LLC distributed 100% of the limited liability company interests in DD Securities to Mr. Duncan. Simultaneous with this contribution of Units and distribution of LLC interests, the Units held with Lehman Brothers Inc. were transferred to a margin brokerage account with Morgan Stanley & Co.

          On February 22, 2008, Enterprise LP (as defined below) used a portion of the Initial Contribution (as defined below) to purchase 15,100 Units at an average price of $30.33 per Unit. On February 25, 2008, Enterprise LP used a portion of the Initial Contribution to purchase 16,500 Units at an average price of $30.98 per Unit. On February 26, 2008, Enterprise LP used a portion of the Initial Contribution to purchase 9,200 Units at an average price of $31.06 per Unit.
Item 4. Purpose of the Transaction.
          Item 4 of the Original Schedule 13D is hereby amended to add the following:
          The Class B Units discussed above converted into common Units on July 12, 2007.
          The purpose of DD LLC’s purchase of 19,400 Units was to hold such units for investment purposes. As described below, the purpose of Enterprise LP’s purchase of 40,800 Units is to hold such units in an employee partnership that serves as an incentive compensation arrangement for certain EPCO employees.
               Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.
Item 5. Interest in Securities of the Issuer.
          Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:
          (a) DD Securities holds directly 3,745,273 Units. Dan Duncan is the sole member of DD Securities. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 3,745,273 Units.
          DD LLC is the sole member of DFI Holdings, which is the general partner of DFI GP Holdings, which owns directly 11,819,722 Units and 13,343,082 Class C Units representing 21.1% of the outstanding Units on an as-converted basis for the Class C Units. The aggregate Units and Class C Units beneficially owned directly and indirectly by DD LLC represent approximately 18.1% of the outstanding Units on an as-converted basis for the Class C Units. Dan Duncan is the sole member of DD LLC. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 11,819,722 Units and 13,343,082 Class C Units held directly and indirectly by DD LLC.
          Dan Duncan has the sole power to direct the voting and disposition of the 243,071 Units owned by the Duncan Family 2000 Trust (the “2000 Trust”), representing 0.2% of the outstanding Units representing limited partner interests in the Issuer. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 243,071 Units held by the 2000 Trust.
               DFI holds directly 69,051,887 Units, as well as 2,656,918 Class C Units. The aggregate Units and Class C Units beneficially owned directly by DFI represent approximately 51.6% of the outstanding Units of the Issuer on an as-converted basis. DFI is a wholly owned subsidiary of EPCO Holdings and EPCO Holdings is a wholly owned subsidiary of EPCO. Therefore, EPCO and EPCO Holdings each have an indirect beneficial ownership interest in the 81,023,209 Units and the 16,000,000 Class C Units held by DFI and DFI GP Holdings.
          EPCO is the general partner of four partnerships formed for the purpose of providing incentive compensation to certain of EPCO’s employees (the “Employee Partnerships”) and therefore has voting and dispositive power over the 6,324,279 Employee Partnership Units, representing approximately 5% of the outstanding Units on an as-converted basis for the Class B Units and the Class C Units. Therefore, EPCO has an indirect beneficial ownership interest in the 6,324,279 Employee Partnership Units.
          Dan Duncan owns 50.4% of the voting stock of EPCO and, accordingly, exercises shared voting and dispositive power with respect to the 75,486,966 Units beneficially owned by EPCO, as well as the

2,656,918 Class C Units of the Issuer, which Units and Class C Units represent 56.1% of the outstanding Units on an as-converted basis for the Class C Units. The remaining shares of EPCO’s capital stock are owned primarily by trusts established for the benefit of Dan Duncan’s family.
          (b) As set forth herein, Dan Duncan has shared voting and dispositive power over (i) the 78,184,684 Units and the 2,656,918 Class C Units beneficially owned by EPCO, (ii) the 3,745,273 Units owned by DD Securities and (iii) the 11,819,722 Units and 13,343,082 Class C Units beneficially owned by DD LLC. Dan Duncan also has sole voting and dispositive power over the 243,071 Units held by the 2000 Trust.
          As set forth herein, DD Securities has shared voting and dispositive power over the 3,745,273 Units held by DD Securities.
          As set forth herein, DFI Holdings and DFI GP Holdings have shared voting and dispositive power over the 11,819,722 Units and 13,343,082 Class C Units held by DFI GP Holdings.
          As set forth herein, EPCO has shared voting and dispositive power over the 69,203,487 Units and the 2,656,918 Class C Units beneficially owned by EPCO Holdings and DFI. EPCO also has shared voting and dispositive power over the 6,324,279 Employee Partnership Units.
          As set forth herein, EPCO Holdings and DFI have shared voting and dispositive power over the 69,203,487 Units and the 2,656,918 Class C Units owned directly by DFI.
          (c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Units in the past 60 days.
          On February 20, 2008, EPCO Holdings agreed to contribute $18,000,000 in the aggregate (the “Initial Contribution”) to Enterprise Unit L.P. (“Enterprise LP”). EPCO formed Enterprise LP to serve as an incentive arrangement for certain employees of EPCO through a “profits interest” in Enterprise LP. EPCO is the general partner of Enterprise LP, EPCO Holdings is a Class A Limited Partner, and certain executive officers and employees of EPCO working on behalf of the Issuer and Enterprise Products Partners L.P. are Class B Limited Partners. The profits interest awards (or Class B limited partner interests) in Enterprise LP entitle the holder to participate in the appreciation in value of units representing limited partner interests in the Issuer and in the value of common units representing limited partner interests in Enterprise Products Partners L.P. and are subject to forfeiture.
          On February 22, 2008, Enterprise LP used a portion of the Initial Contribution to purchase 15,100 Units at an average price of $30.33 per Unit. On February 25, 2008, Enterprise LP used a portion of the Initial Contribution to purchase 16,500 Units at an average price of $30.98 per Unit. On February 26, 2008, Enterprise LP used a portion of the Initial Contribution to purchase 9,200 Units at an average price of $31.06 per Unit.
          (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Item 6 of the Original Schedule 13D is hereby amended to delete the second paragraph and to replace it in its entirety with:
          The Units beneficially owned by EPCO were originally pledged to lenders under the EPCO Holdings Facility as security. As of May 7, 2007, in connection with the contribution of 4,421,326 Units to EPE Unit III and the acquisition of the Class B Unit and Class C Units pursuant to the TEPPCO Purchase Agreement,

EPCO amended and restated the original EPCO Holdings Facility. This EPCO Holdings Facility was subsequently amended and restated again on August 24, 2007. The 69,051,887 Units and the 2,656,918 Class C Units beneficially owned by EPCO Holdings under the amended and restated EPCO Holdings Facility are currently pledged to the lenders. This amended and restated EPCO Holdings Facility contains customary and other events of default and is incorporated by reference herein as Exhibit 99.10. Upon an event of default under the amended and restated EPCO Holdings Facility, a change in control of the Issuer could result.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

99.1	Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of August 29, 2005 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.2	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of May 7, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.3	Underwriting Agreement, dated August 23, 2005, by and among Enterprise GP Holdings L.P., EPE Holdings, LLC, and the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.4	Unit Purchase Agreement, dated August 23, 2005, by and between Enterprise GP Holdings L.P. and EPE Unit L.P. (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.5	EPE Unit L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K on September 1, 2005).

99.6	EPE Unit II, L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.13 to Enterprise Products Partners, L.P.’s Annual Report on Form 10-K filed with the Commission on February 28, 2007).

99.7	EPE Unit III, L.P. Agreement of Limited Partnership dated May 7, 2007 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.8	Agreement of Limited Partnership of Enterprise Unit L.P. dated February 20, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on February 26, 2008).

99.9	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., DFI GP Holdings L.P. and Duncan Family Interests, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.10	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.11#	Joint Filing Agreement, dated February 29, 2008.

#	- Filed herewith.

SIGNATURES
          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2008	/s/ Dan L. Duncan

Dan L. Duncan

Dated: February 29, 2008	DAN DUNCAN LLC

	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	DD SECURITIES LLC

	By:	/s/ W. Randall Fowler W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	DFI HOLDINGS, LLC

By: DAN DUNCAN LLC, its sole member

	By:	/s/ W. Randall Fowler W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	DFI GP HOLDINGS, L.P.

	By:	DFI HOLDINGS, LLC, its general partner

By: DAN DUNCAN LLC, its sole member

	By:	/s/ W. Randall Fowler W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	DUNCAN FAMILY INTERESTS, INC.

	By:	/s/ Michael G. Morgan Michael G. Morgan
President

Dated: February 29, 2008	EPCO, INC.

	By:	/s/ W. Randall Fowler W. Randall Fowler
President and Chief Executive Officer

Dated: February 29, 2008	EPCO HOLDINGS, INC.

	By:	/s/ W. Randall Fowler W. Randall Fowler
President and Chief Executive Officer

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO, INC.
     Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Group Vice Chairman, Secretary, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Group Vice Chairman, Chief Financial Officer, and Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

Ralph S. Cunningham	Group Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	President, Chief Executive Officer, and Director;

President and CEO and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Co-Chairman;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC and DD Securities LLC

Randa Duncan Williams	Co-Chairman;

Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

President and CEO and Director of Enterprise Products GP, LLC

W. Randall Fowler	President and CEO and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation
Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Michael G. Morgan	President and Director;

Vice President — Client Services of CSC Entity Services, LLC

Mary Stawikey	Secretary;

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President — Client Services of CSC Services, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of DD Securities LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Secretary, Chief Legal Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of DD Securities LLC

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Secretary, Chief Legal Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of Dan Duncan LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Exhibit Index

99.1	Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of August 29, 2005 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.2	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of May 7, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.3	Underwriting Agreement, dated August 23, 2005, by and among Enterprise GP Holdings L.P., EPE Holdings, LLC, and the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.4	Unit Purchase Agreement, dated August 23, 2005, by and between Enterprise GP Holdings L.P. and EPE Unit L.P. (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.5	EPE Unit L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K on September 1, 2005).

99.6	EPE Unit II, L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.13 to Enterprise Products Partners, L.P.’s Annual Report on Form 10-K filed with the Commission on February 28, 2007).

99.7	EPE Unit III, L.P. Agreement of Limited Partnership dated May 7, 2007 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.8	Agreement of Limited Partnership of Enterprise Unit L.P. dated February 20, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on February 26, 2008).

99.9	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., DFI GP Holdings L.P. and Duncan Family Interests, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.10	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.11#	Joint Filing Agreement, dated February 29, 2008.

#	- filed herewith